March 6, 2008 By Facsimile and FedEx	Stephen M. Davis Stephen.Davis@hellerehrman.com Direct +1 (212) 847-8798 Main +1 (212) 832-8300 43601.0002

Ms. Laura Nicholson Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7410

Re:	Puda Coal, Inc. Form S-1 (Amendment No. 7 To Registration Statement Originally Filed on Form SB-2) Filed January 3, 2008 File No. 333-130380

Dear Ms. Nicholson:

In response to comment 21 in the letter from the Staff of the Securities and Exchange Commission to Puda Coal, Inc. (the “Registrant”) dated February 1, 2008, the Registrant has filed a legality opinion and consent of the Registrant’s Florida counsel as Exhibits 5.1 and 23.2 to Amendment No. 9 of the Registration Statement on Form S-1 (“Amendment No. 9”). For your convenience, we have sent by Federal Express to you and each other member of the Staff working on this filing (copied below) a courtesy package containing clean copies of Amendment No. 9. Other than the cover page, index page, signature page and Exhibits 5.1 and 23.2, we did not make any changes to Amendment No. 8 of the Registration Statement filed on February 21, 2008.

We thank the Staff for its continuing courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at 212-847-8798 or my colleagues Jeffrey Marcus at 212-847-8709 or Catherine X. Pan at 212-847-8671.

Sincerely,

Stephen M. Davis

cc:	Jill Davis Jennifer O’Brien H. Roger Schwall

Heller Ehrman LLP Times Square Tower 7 Times Square New York, NY 10036-6524 www.hellerehrman.com

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